425 Eagle Rock Avenue, Suite 403

Roseland, New Jersey 07068

973.535.2717

June 8, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas O’Leary

Re:	Milestone Scientific Inc.
Registration Statement on Form S-3
File No. 333-296423

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Milestone Scientific Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on June 9, 2026, or as soon thereafter as practicable. The Company is requesting acceleration in order to satisfy its obligations under certain registration rights agreements entered into in connection with a private placement transaction.

The Company hereby acknowledges that:

● should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

● the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

● the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to the undersigned at 513-720-2453, with a copy to Lawrence Bell at 212-574-0392/Lbell@tarterkrinsky.com.

Very truly yours,

Milestone Scientific Inc.

By:	/s/ Eric Hines
Name:	Eric Hines
Title:	President & CEO

cc: Lawrence Bell

Tarter Krinsky & Drogin LLP